Company Merrill Lynch International
                  TIDM TTP
                  Headline EMM Disclosure
                  Released 11:33 7 Apr 2003
                  Number 7128J






      FORM 38.5 (SUMMARY)

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Name of EMM Merrill Lynch International

      Date of disclosure 07 April 2003

      Date of dealing 04 April 2003

      Telephone number 020 7996 1038

      Please see attached disclosure of dealings under Rule 38.5 in the securities of the following companies:

      04 April 2003

      Safeway Plc - Common

      Cambridge Antibody Tech Group - Common

      Six Continents Plc - Ordinary

      Oxford Glycosciences Plc - Common

      AMENDMENT

      state which element(s) of disclosure was incorrect:

      In the case of option business or dealings in derivatives full details should be given on a separate sheet so that the nature of the dealings can be fully understood. For options this should include the number of securities under option, the exercise period (or in the case of exercise, the exercise date), the exercise price and any option money paid or received. For derivatives this should include, at least, the number of reference securities to which they relate (when relevant), the maturity date (or if applicable the closing out date) and the reference price.

      For full details of disclosure requirements see Rules 8 and 38 of the Code. If in doubt contact the Monitoring Section of the Panel, Tel.
      No: 0171 638 0129

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Safeway Plc

      Class of security Common

      Date of disclosure 07 April 2003

      Date of dealing 04 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments Ltd

      Number of securities purchased 142,758

      Highest price paid* GBP2.60

      Lowest price paid* GBP2.58

      Number of securities sold 97,816

      Highest price paid* GBP2.61

      Lowest price paid* GBP2.59

      *Currency must be stated

      Rule 38.5 (CFD)

      CONNECTED EXEMPT MARKET-MAKERS / EXEMPT PRINCIPAL TRADERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Contract for Differences ("CFD") referenced to Safeway Plc Ordinary

      Date of Disclosure:07 April 2003

      Date of Dealing 04 April 2003

      Name of EMM / EPT Merrill Lynch International

      Name of offeree/offeror with whom connected Trackdean Investments Ltd

      Product Type LONG CFD

      Maturity Date 08 May 2004

      Writing of CFD

      Number of Ordinary to which the CFD is referenced 30,000

      CFD Reference Price Range 2.60 to 2.60 GBP

      Closing Out of CFD

      Number of Ordinary to which the CFD is referenced Nil

      CFD Reference Price Range n/a

      Further Disclosure should be made where necessary so that the nature of the dealings can be fully understood



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Cambridge Antibody Tech Group

      Class of security Common

      Date of disclosure 07 April 2003

      Date of dealing 04 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased51,000

      Highest price paid* GBP3.44

      Lowest price paid* GBP3.35

      Number of securities sold 84,753

      Highest price paid* GBP3.40

      Lowest price paid* GBP3.35

      *Currency must be stated



      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing in Six Continents Plc

      Class of security Ordinary

      Date of disclosure 07 April 2003

      Date of dealing 04 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Six Continents Plc

      Number of securities purchased 85,001

      Highest price paid* GBP6.17

      Lowest price paid* GBP6.05

      Number of securities sold 61,238

      Highest price paid* GBP6.15

      Lowest price paid* GBP6.11

      *Currency must be stated

      FORM 38.5

      Lodge with Company Announcements Office and the Panel. Use a separate form for each class of securities in which dealings have been made.

      CONNECTED EXEMPT MARKET-MAKERS:

      DISCLOSURE UNDER RULE 38.5 OF THE CITY CODE ON TAKEOVERS AND MERGERS

      Dealing inOxford Glycosciences Plc

      Class of security Common

      Date of disclosure 07 April 2003

      Date of dealing 04 April 2003

      Name of EMM Merrill Lynch International

      Name of offeree/offeror with whom connected Cambridge Antibody Tech
      Group

      Number of securities purchased 26,018

      Highest price paid* GBP1.93

      Lowest price paid* GBP1.92

      Number of securities sold 5,000

      Highest price paid* GBP1.98

      Lowest price paid* GBP1.98

      *Currency must be stated



END